Exhibit 4.4

Timotheus Höttges

c/o ppA9F

BT Centre

81 Newgate Street

London

EC1A 7AJ

26 January 2016

Dear Timotheus Höttges

I am writing to confirm the terms of your appointment as a non-executive director to the Board of BT Group plc (the ‘Board’ and the ‘Company’).

Reference is made in this letter to the relationship agreement dated on or around the date of this letter between the Company, T-Mobile Holdings Limited and Deutsche Telekom AG (the ‘Relationship Agreement’). Under the Relationship Agreement, Deutsche Telekom AG is entitled to nominate for appointment, and in turn remove, one non-executive director to the Board (the ‘DT Representative Director’) for as long as it and its affiliates hold, in aggregate, (subject to the provisions of the Relationship Agreement relating to non-pre-emptive equity issuances) 10 per cent or more of the issued ordinary share capital of the Company. You have been appointed, following nomination, as the first DT Representative Director. Nothing in this letter shall constitute, or be construed as creating, an enshrined right of appointment of a director to the Board for Deutsche Telekom AG.

Appointment

1.	This letter and your appointment take effect from the date of the Relationship Agreement (the ‘Effective Date’). This letter sets out the terms of your appointment. Unless terminated in accordance with the termination provisions in paragraphs 4 or 28 to 30 below or under the provisions of the Relationship Agreement, your appointment will continue.

2.	Your appointment is in accordance with and subject to the Relationship Agreement, the Company’s Articles of Association (the ‘Articles’) and the terms of this letter.

3.	In accordance with the relevant corporate governance provisions and the Articles, you will be required to stand for election at the Company’s next Annual General Meeting following the Effective Date and then for re-election at the Company’s Annual General Meeting each year.

4.	If you are not re-elected by the shareholders at the Annual General Meeting, or your directorship is terminated under the Relationship Agreement, the Articles, the Companies Act 2006 or in accordance with the termination provisions in paragraphs 28 to 30 below, your appointment will terminate automatically, with immediate effect and without any compensation for loss of office or otherwise.

Time commitment

5.	Subject to paragraph 16 below, you are expected to attend all meetings of the Board, including a minimum of six meetings in person, the Annual General Meeting (in person)

and any Board away days. If you cannot attend any meeting you should advise the Secretary in advance. In addition, you will be expected to devote appropriate preparation time ahead of each Board meeting and to take part in at least one visit each year to one of the Company’s offices or other sites.

6.	It is difficult to be precise about the amount of time you should expect to spend on this work. You should spend as much time as you think is necessary to discharge your responsibilities as a non-executive director of the Company. You should allow a slightly higher commitment in the first year of your appointment whilst you familiarise yourself with the BT group and go through our induction programme for new directors. Additional time commitment may also be required if the Company is undergoing a period of particularly increased activity (such as a major acquisition or capital transaction).

7.	By accepting this appointment, you confirm that you are able to allocate sufficient time to meet what is expected of you in your role as a non-executive director. You should obtain the agreement of the Chairman before accepting any additional commitments that you anticipate could lead to you not being able to devote sufficient time to meet what is expected of you in your role as a non-executive director of the Company.

Role

8.	Non-executive directors have the same general legal responsibilities to the Company as any other director. The Board’s principal focus is the strategy, development, growing shareholder value, oversight and control and governance of the group. In support of this it approves the group’s strategic plans, annual and investment budgets and capital expenditure. It sets the direction for the group’s values, ethics and business policies and practices. It also has oversight of the group’s operating and financial performance, risk management and internal controls, and compliance and major public policy issues. Board members are expected to constructively challenge and help develop proposals on strategy. These responsibilities are set out in the formal statement of the Board’s role, included in your directors’ briefing pack and are in accordance with the UK Corporate Governance Code.

Fees and expenses

9.	You are not entitled to receive fees for your services as a non-executive director or otherwise in connection with your appointment.

10.	You will have no entitlement to any bonus and no entitlement to participate in any employee share scheme or pension scheme operated by the Company.

11.	The Company will either pay or reimburse you for all reasonable and properly documented travelling, hotel and other expenses incurred on the Board’s business.

Non-independence

12.	You are considered to be a non-independent non-executive director and will be identified as such in the Company’s annual report and other documentation.

Outside interests

13.	It is accepted and acknowledged that you have business interests other than those of the Company and your position on the management board of Deutsche Telekom AG has already been noted and approved by the Board (subject to certain requirements in relation to dealing with Conflicted Matters, as summarised in paragraph 16 below). You are required to disclose to the Board, via the Secretary, any other interests you have at the date of your appointment. Advice on notifiable interests is enclosed in your briefing pack. You will be asked to review the interests notified, on an annual basis. However, any new interests or potential conflicts of interests which arise during your period of appointment should be notified to the Secretary as soon as they become apparent.

14.	Subject always to your statutory and fiduciary duties to the Company, you are not obliged to disclose to the Company any information: (i) in respect of which you have a duty of confidentiality and which you receive in a capacity other than as a non-executive director of the Company; or (ii) received in your capacity as a director or employee of Deutsche Telekom AG or any of its affiliates.

Conflicted matters

15.	As a director of the Company you are under a statutory duty to avoid a situation in which you have, or could have, a direct or indirect interest that conflicts, or may possibly conflict, with the interest of the Company or its affiliates. Any conflict will be dealt with following the procedures set out in the Articles and in the Relationship Agreement.

16.	In respect of your position as the DT Representative Director, in accordance with the Relationship Agreement, a Conflicted Matters Committee (established in accordance with the Relationship Agreement) will assess whether and to what extent Board papers and Board meetings are likely to consider or refer to any matters in respect of which it believes that the Company and Deutsche Telekom AG or their respective affiliates are competitors or where there is an actual or potential conflict of interest between the Company and Deutsche Telekom AG or their respective affiliates (a ‘Conflicted Matter’). You will not be entitled to attend any Board meeting (or part of a Board meeting) where a Conflicted Matter is being discussed and you will not receive or receive access to any information concerning a Conflicted Matter. You will not be entitled to attend a Board meeting unless the Conflicted Matters Committee has confirmed to the Chief Compliance Officer of Deutsche Telekom AG or a senior compliance officer of Deutsche Telekom AG that the relevant terms of the Relationship Agreement have been complied with.

Confidentiality and share dealings

17.

You must apply the highest standards of confidentiality and not disclose to any person, firm or company (whether during the course of the appointment or at any time after its termination) any confidential information concerning the Company or any group companies with which you come into contact by virtue of your position as a non-executive director of the Company. For these purposes, confidential information shall include, but not be limited to, information (whether or not recorded in documentary form, or stored on any magnetic or optical disk or memory) relating to the business, products, affairs and finances of the Company and/or any group companies, which is treated as confidential to the

Company and/or any group companies or which you are told or ought reasonably to know is confidential or which has been given to the Company and/or any group companies in confidence by customers, suppliers or other persons, and any trade secrets including, without limitation, technical data and know-how relating to the business of the Company and/or any group companies or any of its or their business contacts.

18.	Your attention is also drawn to the requirements under both legislation and regulation as to the handling and disclosure of inside information. You should avoid making any statements that might breach these requirements without prior clearance from the Secretary.

19.	Subject to paragraphs 17 and 18 above and your statutory, regulatory and fiduciary duties to the Company, you may communicate to, and share with, Deutsche Telekom AG and its affiliates any information received in your capacity as a non-executive director of the Company other than as provided in paragraph 20 below.

20.	In accordance with the Relationship Agreement, you confirm that you are aware that you are not to pass to Deutsche Telekom AG or any of its affiliates any information that comes into your possession (in your capacity as a non-executive director of the Company) to the extent that such disclosure would constitute a breach of the Disclosure and Transparency Rules governing selective disclosure, the Financial Services and Markets Act 2000 or the Code of Market Conduct issued by the Financial Conduct Authority or other applicable law or regulation.

21.	You will be bound by the Articles, any rules and regulations that may apply to the Company, including any rules issued by the United Kingdom Listing Authority, including its Model Code on directors’ dealings in securities and by the Company’s share dealing code and such other requirements as the Board may from time to time specify.

22.	Upon termination of your appointment, you must return to the Company all documents, papers and other property of or relating to the business of the Company or any group company which are in your possession, custody or power by virtue of your position as a non-executive director of the Company, and you must not retain copies (other than where the Company permits this). The Company is able to arrange the disposal of papers which you no longer require.

Induction and briefings

23.	The Company will send you a briefing pack on the BT group and also has in place complementary arrangements through an on-going programme to keep you informed (other than to the extent concerning a Conflicted Matter) about the Company’s businesses, activities and developments, the communications industry and the regulatory environment. This can include meetings with the Company’s executive management, major shareholders and other stakeholders and the external auditors.

Review

24.	The performance of the Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman or the Secretary as soon as is appropriate.

25.	Individual training and development needs will be regularly reviewed and agreed with each director as part of the Board evaluation process.

Insurance

26.	You are covered by the Company’s directors’ and officers’ liability insurance. We intend to continue to arrange this insurance cover. In the event that we do not, run-off cover will be arranged for six years commencing from the date that cover under the latest insurance policy lapsed. The current limit in respect of any one claim or all claims in aggregate during the period of the insurance policy is £200 million.

Independent professional advice

27.	The Company has a procedure for its directors, in furtherance of their duties, to take independent advice if necessary, at the Company’s expense. If you feel it necessary to seek such advice, please contact the Secretary first. A copy of the procedure is included in your briefing pack.

Termination

28.	You or the Company may terminate the appointment at any time by giving notice in writing and the Company may also terminate the appointment in accordance with the Companies Act 2006 or the Articles at any time.

29.	The Company may also immediately terminate your appointment if:

(a)	(subject to the provisions of the Relationship Agreement relating to non-pre-emptive equity issuances) Deutsche Telekom AG and its affiliates cease to hold, in aggregate, 10 per cent or more of the issued ordinary share capital of the Company;

(b)	your appointment is objected to in writing by the Financial Conduct Authority;

(c)	you are disqualified from acting as a director for any reason (or are otherwise prohibited from acting as a director under the Listing Rules);

(d)	you are in material breach of any of the terms of this letter;

(e)	you have engaged in any conduct which has or may have the effect of materially prejudicing the reputation of the Company or any other group company; or

(f)	you fail or refuse to carry out the duties reasonably and properly required of you under this letter.

30.	Notwithstanding any other provision in this letter, in accordance with the Relationship Agreement, your appointment may be terminated at any time by notice in writing by Deutsche Telekom AG.

31.	Upon termination of your appointment for any reason you will, at the Company’s request, promptly resign in writing as a director of the Company (and as a member of any committee of the Board) without compensation and waive all claims that you may have against the Company. The Secretary is irrevocably authorised by this letter to sign a letter of resignation on your behalf if you fail to do so.

32.	After your appointment is terminated, you will not represent yourself as being in any way concerned with or interested in the business of the Company or any group companies.

Data protection

33.	By signing this letter you consent to the Company holding and processing information about you (including sensitive personal data (as defined in the Data Protection Act 1998)) for legal, personnel, administrative and management purposes. You consent to the Company making the information available to any of its group companies, those who provide products or services to the Company or any of its group companies (such as advisers and payroll administrators), regulatory authorities, potential or future employers, governmental or quasi-governmental organisations and potential purchasers of the Company. You also consent to the transfer of the information to the Company’s business contacts outside the European Economic Area in order to further its business interests.

Miscellaneous

34.	You confirm that you will not, by reason of your appointment or your performance of any duties under this letter, be in breach of any legal obligation binding on you.

35.	This letter (and any document referred to in it) constitutes the entire agreement between the parties and supersedes all other agreements (both oral and in writing) between you and the Company.

36.	The terms of this letter are governed by English law and the parties submit to the exclusive jurisdiction of the English courts.

Acceptance

37.	Please confirm your acceptance of these terms by signing the attached copy of this letter as a deed and returning it. For convenience, this letter may be executed in counterparts. Once executed, the counterparts will constitute an original, and both counterparts together will constitute one instrument.

Yours sincerely

/s/ Dan Fitz
DAN FITZ

To:	Dan Fitz

Company Secretary

I confirm acceptance of my appointment on the above terms.

SIGNED as a DEED and	) /s/ Tim Hottges
DELIVERED by	)
Timotheus Hottges in the presence of:

Witness’s Signature[1]:	/s/ Dr Raphael Kubler

Witness’s Name (in capitals):
Witness’s Address:

Date:

[1]	A witness may be any person over the age of 18 who is not a member of your family.